SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 17)*

StoneMor Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

86184W106
(CUSIP Number)

Axar Capital Management, LP

915 Broadway, Suite 502

New York, NY 10010

(212) 356-6130

With a copy to:

Stuart D. Freedman, Esq.

Schulte Roth & Zabel LLP

919 Third Avenue

New York, NY 10022

(212) 756-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 22, 2021
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☒

(Page 1 of 7 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 86184W106	SCHEDULE 13D/A	Page 2 of 7 Pages

1	NAME OF REPORTING PERSON Axar Capital Management, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 88,633,045
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 88,633,045
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 88,633,045
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES See Item 4	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 75.11%
14	TYPE OF REPORTING PERSON IA

CUSIP No. 86184W106	SCHEDULE 13D/A	Page 3 of 7 Pages

1	NAME OF REPORTING PERSON Axar GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 88,633,045
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 88,633,045
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 88,633,045
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES See Item 4	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 75.11%
14	TYPE OF REPORTING PERSON OO, HC

CUSIP No. 86184W106	SCHEDULE 13D/A	Page 4 of 7 Pages

1	NAME OF REPORTING PERSON Andrew Axelrod
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 88,633,045
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 88,633,045
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 88,633,045
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES See Item 4	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 75.11%
14	TYPE OF REPORTING PERSON IN, HC

CUSIP No. 86184W106	SCHEDULE 13D/A	Page 5 of 7 Pages

This Amendment No. 17 ("Amendment No. 17") amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on March 9, 2018 (the "Original Schedule 13D"), as amended by Amendment No. 1 filed with the SEC on August 1, 2018 ("Amendment No. 1"), Amendment No. 2 filed with the SEC on September 28, 2018 ("Amendment No. 2"), Amendment No. 3 filed with the SEC on October 29, 2018 ("Amendment No. 3"), Amendment No. 4 filed with the SEC on February 5, 2019 ("Amendment No. 4"), Amendment No. 5 filed with the SEC on May 1, 2019 ("Amendment No. 5"), Amendment No. 6 filed with the SEC on June 28, 2019 ("Amendment No. 6"), Amendment No. 7 filed with the SEC on October 29, 2019 ("Amendment No. 7"), Amendment No. 8 filed with the SEC on October 31, 2019 ("Amendment No. 8"), Amendment No. 9 filed with the SEC on January 2, 2020 ("Amendment No. 9"), Amendment No. 10 filed with the SEC on April 3, 2020 ("Amendment No. 10"), Amendment No. 11 filed with the SEC on May 27, 2020 ("Amendment No. 11"), Amendment No. 12 filed with the SEC on June 23, 2020 ("Amendment No. 12"), Amendment No. 13 filed with the SEC on September 8, 2020 ("Amendment No. 13"), Amendment No. 14 filed with the SEC on November 23, 2020 ("Amendment No. 14") and Amendment No. 15 filed with the SEC on February 2, 2021 ("Amendment No. 15") and Amendment No. 16 filed with the SEC on April 15, 2021 ("Amendment No. 16" and, together with the Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8, Amendment No. 9, Amendment No. 10, Amendment No. 11, Amendment No. 12, Amendment No. 13, Amendment No. 14, Amendment No. 15, Amendment No. 16 and this Amendment No. 17, the "Schedule 13D") with respect to the shares of Common Stock, par value $0.01 per share (the "Common Stock"), of StoneMor Inc., a Delaware corporation (the "Issuer"). Capitalized terms used herein and not otherwise defined in this Amendment No. 17 shall have the meanings set forth in the Schedule 13D. This Amendment No. 17 amends Items 4, 5(a)-(c) and 7 as set forth below.

Item 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

On September 22, 2021, the Investment Manager submitted a letter to the Board (the "September Letter") stating that it is interested in pursuing discussions concerning strategic alternatives that may be beneficial for the Issuer and its various stakeholders. The Investment Manager would expect any such discussions would be conducted with a special committee of independent directors (a "Special Committee") established by the Board, assisted by independent financial and legal advisors retained by the Special Committee. There can be no assurance that the Issuer will pursue such discussions or that any such transaction will be completed.

CUSIP No. 86184W106	SCHEDULE 13D/A	Page 6 of 7 Pages

The foregoing description of the September Letter does not purport to be complete and is qualified in its entirety by reference to the full text of the September Letter, which is attached as Exhibit 26 to this Schedule 13D and incorporated herein by reference.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Items 5(a), (b) and (c) of the Schedule 13D are hereby amended and restated as follows:

(a)	The percentages used in this Schedule 13D are calculated based upon 118,011,766 shares of Common Stock reported to be outstanding as of August 10, 2021 in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2021, filed with the SEC on August 13, 2021.

See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of shares of Common Stock and percentage of the shares of Common Stock beneficially owned by each of the Reporting Persons.

(b)	See rows (7) through (10) of the cover pages to this Schedule 13D for the number of shares of Common Stock as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c)	There have been no transactions in the shares of Common Stock effected by the Reporting Persons in the last sixty days.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Item 7 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

Exhibit 26:	September Letter.

CUSIP No. 86184W106	SCHEDULE 13D/A	Page 7 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: September 24, 2021

AXAR CAPITAL Management, LP
By: Axar GP, LLC, its General Partner
By: /s/ Andrew Axelrod
Name: Andrew Axelrod
Title: Sole Member

AXAR GP, LLC

By: /s/ Andrew Axelrod
Name: Andrew Axelrod
Title: Sole Member

/s/ Andrew Axelrod
ANDREW AXELROD